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SEC FILE NUMBER
8-49130

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 11/01/22 (MM/DD/YY) AND ENDING 10/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NORTHERN CAPITAL SECURITIES CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 HIGH STREET 4TH FLOOR
(No. and Street)

NORTH ANDOVER (City) MA (State) 01845 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DAVID OLDAKER (Name) 978-824-2601 (Area Code – Telephone Number) DGO@NORTHERNCAPITAL.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LARRY D. LIBERFARB. PC
(Name – if individual, state last, first, and middle name)

11 VANDERBILT AVENUE # 220 (Address) NORWOOD (City) MA (State) 02062 (Zip Code)

1/10/2006 (Date of Registration with PCAOB)(if applicable) 2560 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, DAVID OLDAKER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NORTHERN CAPITAL SECURITIES CORPORATION, as of OCTOBER 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DANIEL THOMAS PARK WHITE
Notary Public
Massachusetts
My Commission Expires
Jul 5, 2030

Signature: ____________________

Title: PRESIDENT

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NORTHERN CAPITAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

OCTOBER 31, 2023

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Northern Capital Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northern Capital Securities Corporation as of October 31, 2023, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Northern Capital Securities Corporation as of October 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Northern Capital Securities Corporation's management. Our responsibility is to express an opinion on Northern Capital Securities Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Northern Capital Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 and computation for determination of reserve and information relating to possession and control requirements for broker dealers under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Northern Capital Securities Corporation's financial statements. The supplemental information is the responsibility of Northern Capital Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented

in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 and computation for determination of reserve and information relating to possession and control requirements for broker dealers under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry Liberfarb, PC

Larry D. Liberfarb, P.C.

We have served as Northern Capital Securities Corporation's auditor since 1996..

Norwood, Massachusetts

December 8, 2023

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

October 31, 2023

ASSETS

Cash	$ 1,451,565
Deposit with clearing organization	100,000
Receivable from broker-dealers and clearing organizations	893,327
Right-of-use asset	160,069
Furniture and fixtures, at cost, less accumulated depreciation of $204,522	4,288
Other assets	21,238
	$ 2,630,487

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Operating lease liability	$ 160,069
Accounts payable, accrued expenses, and other liabilities	1,542,917
	1,702,986
Stockholder's equity:	
Common stock, authorized 1,000 shares, issued 100 shares	63,552
Additional paid-in capital	25,000
Retained earnings	884,208
Less 12.5 shares of common stock in treasury, at cost	(45,259)
Total stockholder's equity	927,501
	$ 2,630,487

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF OPERATIONS

For the Year Ended October 31, 2023

Revenues:	
Commissions	$ 5,854,696
12b-1 fees	1,555
Other income	143
	5,856,394
Expenses:	
Clearing expenses	551,111
Employee compensation and benefits	3,016,931
Owners compensation and benefits	1,401,828
Communications and data processing	525,958
Occupancy	101,988
Other expenses	222,734
	5,820,550
Income before income taxes	35,844
Income taxes	15,312
Net income	$ 20,532

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended October 31, 2023

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
Balance at November 1, 2022	$ 63,552	$ 25,000	$ (45,259)	$ 863,676	$ 906,969
Net income	-	-	-	20,532	20,532
Shareholder distributions	-	-	-	-	-
Balance at October 31, 2023	$ 63,552	$ 25,000	$ (45,259)	$ 884,208	$ 927,501

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended October 31, 2023

Cash flows from operating activities:	
Net income	$ 20,532
Adjustments to reconcile net income to net cash used for operating activities:	
Depreciation	7,515
(Increase) decrease in operating assets:	
Increase in receivable from broker-dealers and clearing organizations	(447,048)
Decrease in other assets	1,155
(Decrease) increase in operating liabilities:	
Increase in accounts payable and accrued expenses	1,011,543
Net cash used for operating activities	593,697
Cash flows from investing activities	
Purchase of furniture and fixtures	(5,506)
Cash flows from financing activities	
None	-
Increase in cash	588,191
Cash at beginning of the year	863,374
Cash at end of the year	$ 1,451,565

Supplemental cash flow disclosures:	
Income tax payments	$ 15,312
Interest expense	$ 0

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2023

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a registered investment advisor with the Massachusetts Securities Division.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Brokerage Commissions

The Company buys and sells securities on behalf of customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company clears all securities transactions through RBC Capital Markets LLC on a fully disclosed basis.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was $4,021 for the fiscal year ending October 31, 2023.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Fixtures

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company operates as an S Corporation. As such, the Company's income or loss and credits are passed through to the stockholders, and reported on their individual income tax returns.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 3 – FURNITURE AND FIXTURES

Cost	$ 208,810
Less: Accumulated depreciation	204,522
	$ 4,288

Depreciation expense for the year ended October 31, 2023 was $7,515.

NOTE 4 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at October 31, 2023, consist of the following:

Cash in an account held at clearing broker	$ 739,281
Unsettled trades	154,046
	$ 893,327

NOTE 5 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $901,975 which was $799,114 in excess of its required net capital of $102,861. The Company's net capital ratio was 1.71 to 1.

NOTE 6 – EMPLOYEE BENEFITS

The Company has a 401(k) savings plan for all employees. The Company at its discretion may match employee contributions to the plan. For the fiscal year ending October 31, 2023 the Company contributed $0 for employees to the plan.

NOTE 7 -LONG TERM LEASES

The Company leases its operating facility under an operating lease expiring June 30, 2025. Rent expense for fiscal year 2023 was $ 101,988.

Minimum future lease payments for non-cancelable operating leases are approximately:

Year ended October 31	
2024	95,440
2025	64,629
	$ 160,069

The Company adopted FASB ASC 842, Leases effective July 1, 2022. As such, the Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in the lease described herein. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable of otherwise the Company uses its incremental borrowing rate.

Amounts reported in the statement of financial condition as of October 31, 2023, were as follows.

Operating leases:

Operating lease ROU assets	$ 160,069
Operating lease liabilities	160,069

NOTE 8 - OFF BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include banks, other financial institutions, and the general public. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 9 – COMMITMENTS AND CONTINGENCIES

As of October 31, 2023, there were no material contingencies or guarantees that require disclosure.

NOTE 10 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through December 8, 2023, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

OCTOBER 31, 2023

SCHEDULE I

NORTHERN CAPITAL SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

OCTOBER 31, 2023

AGGREGATE INDEBTEDNESS:			
Accounts payable and accrued expenses	$1,542,917		
NET CAPITAL:			
Common stock		$	63,552
Additional paid-in capital			25,000
Retained earnings			884,208
Treasury stock			(45,259)
		$	927,501
ADJUSTMENTS TO NET CAPITAL:			
Other assets			(4,288)
Furniture and fixtures			(21,238)
Net Capital, as defined		$	901,975
NET CAPITAL REQUIREMENT		$	102,861
NET CAPITAL IN EXCESS OF REQUIREMENT		$	799,114
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL			1.71 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$	901,975
Net audit adjustments		-
Decrease in non-allowables and haircuts		-
Net capital per above	$	901,975

There were no material differences between the above computation of net capital, and the cooresponding computation submitted by the Company with the unaudited X-17A-5 as of October 31, 2023.

See Independent Auditor's Report.

SCHEDULE II

NORTHERN CAPITAL SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE AND INFORMATION RELATED TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

OCTOBER 31, 2023

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Northern Capital Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Northern Capital Securities Corporation identified the following provision of 17 C.F.R. §15c3-3(k) under which Northern Capital Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) Northern Capital Securities Corporation stated that Northern Capital Securities Corporation met the identified exemption provision throughout the most recent fiscal year without exception. Northern Capital Securities Corporation's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northern Capital Securities Corporation's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)((2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC

Norwood, Massachusetts
December 8, 2023

NORTHERN CAPITAL SECURITIES CORPORATION

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

OCTOBER 31, 2023

Northern Capital Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F:R. §240. 17a-5, "Reports to be made by certain broker-dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240. 15c3-3 under the following provisions of 17 C.F.R. §240. 15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240. 15c3-3(k) throughout the most recent fiscal year without exception.

David G. Oldaker, Chief Executive Officer